Exhibit 99.1

STANDARD & POOR’S MAALOT MAINTAINS CREDIT RATING FOR
COMPANY’S NOTES AND POTENTIAL EXCHANGE OF OUTSTANDING NOTES,
WITH REVISED OUTLOOK

Tel Aviv, Israel, September 26, 2010, Elbit Imaging Ltd. (“EI”) (NASDAQ: EMITF) announced today that Standard & Poor’s Maalot has maintained the “ilA” credit rating of the Company's outstanding notes, with a revised outlook from “Stable” to “Negative”. This credit rating would also apply to additional notes in an aggregate principal amount of up to NIS 400 million that the Company may issue in exchange for its outstanding notes, subject to certain conditions.

The Company has made no decision with respect to any future debt exchange, and there is no certainty that any such debt exchange will be executed.

Any future debt offering, if made, will be made in Israel to residents of Israel only, and any debt instruments that may be offered will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from U.S. registration requirements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054